June 15, 2020

Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549
Attention: Ms. Mindy Hooker
   Ms. Melissa Raminpour

Re: Westinghouse Air Brake Technologies Corporation
       Form 10-K for the year ended December 31, 2019
       Filed February 24, 2020
       File No. 033-90866

Dear Ms. Hooker and Ms. Raminpour,

We have reviewed the comments and recommendations of the Staff set forth in your letter dated June 3, 2020.  On behalf of Westinghouse Air Brake Technologies Corporation (“Wabtec” or the “Company”), this letter will set forth our responses to the Staff’s comments.  Your comments are set forth below, followed by our responses.  Note all page numbers cited in our responses below refer to the page numbers in the Form 10-K filed with the SEC on February 24, 2020.

Form 10-K for the year ended December 31, 2019

Backlog, page 9

1.
We note that backlog appears to represent an important metric to your investors and it increased significantly from $4 billion as of December 31, 2018 to $22 billion as of December 31, 2019. As backlog is not a measure defined by generally accepted accounting principles, your methodology for determining backlog may not be comparable to the methodology used by other companies. Please expand your disclosures to provide the following additional information:

•
To allow better insight into changes in your backlog from period-to-period, provide a roll-forward of your total backlog. The roll-forward should include current period beginning and ending balances, current period additions, cancellations, and amounts recognized in revenue, as well as any other major categories relevant to your facts and circumstances. Additionally, provide qualitative discussion for significant changes or trends to the extent they are not apparent from the roll-forward or existing disclosure.

30 Isabella Street
Pittsburgh, PA 15212
www.WabtecCorp.com

•	If relevant, discuss any changes in the methodology used to determine your backlog from period-to-period.
•	To the extent any of your backlog is not moving forward as planned, quantify and discuss such amounts.
•	To the extent foreign exchange movements have a material impact on your backlog, please quantify and disclose those amounts.
•	Discuss any unusual margin trends in your backlog.

   Refer to Item 101(c)(1)(viii) for additional guidance.

Response:

The Company acknowledges the Staff’s comment and informs the Staff that the increase in backlog from December 31, 2018 to December 31, 2019 is primarily due to the acquisition of GE Transportation on February 25, 2019.  In future filings we will enhance our disclosures to include a table that provides a rollforward of beginning backlog to ending backlog which contains all major categories relevant to our facts and circumstances. Additionally, in future filings we will provide additional qualitative disclosures as requested by the Staff.

Liquidity and Capital Resources Cash Pooling, page 39

2.
Given the significance of your international operations and your cash pooling arrangements outside the United States, please quantify where your current cash balances are located and your ability to repatriate the cash if necessary.

Response:

As of December 31, 2019, the Company held approximately $604.2 million of cash and cash equivalents. Of this amount, approximately $63.5 million was held within the United States and approximately $540.7 million was held outside of the United States, primarily in Europe, India and China.  While repatriation of some cash held outside the United States may be restricted by local laws, most of the Company’s foreign cash could be repatriated to the United States.  In future filings, we will disclose any material cash balances that are not available to us due to restrictions on our ability to repatriate our cash.

Critical Accounting Estimates Goodwill and Indefinite-Lived Intangibles, page 43

3.
Please enhance future disclosures to identify the number of reporting units where goodwill is allocated and tested for impairment. Additionally, disclose the following information for each reporting unit that is at risk as defined in ASC Topic 350 (i.e., fair value is not substantially in excess of the carrying value):

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test and the amount of goodwill allocated to the reporting unit.
•	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible.
•	A description of the potential events and/or changes in circumstance that could reasonably be expected to negatively affect the key assumptions.
Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of Release 33-8350.

Response:

The Company acknowledges the Staff’s comment and confirms that in future filings our disclosures will include the number of reporting units where goodwill is allocated and tested for impairment.  At December 31, 2019, none of the Company’s reporting units were determined to be at risk as defined in ASC Topic 350; therefore, the additional disclosures required by Item 303(a)(3)(ii) of Regulation S-K and Section V of Release 33-8350 were not required. To the extent all reporting units continue to not be at risk of failing the quantitative goodwill impairment test, this fact will be explicitly disclosed in future filings.  Alternatively, if in the future one or more reporting units becomes at risk of failing the quantitative goodwill impairment test the appropriate disclosures included in Item 303(a)(3)(ii) of Regulation S-K and Section V of Release 33-8350 above will be included in future filings.

Consolidated Statements of Income, page 58

4.
Your Statement of Income includes the subtotal Gross Profit. Please include disclosure in future filings to indicate if you include depreciation or amortization in cost of goods sold or cost of services. If you do not include depreciation or amortization in cost of sales, please revise your presentation to comply with SAB Topic 11:B.

Response:

The Company acknowledges the Staff’s comment and informs the Staff that depreciation and amortization of property, plant and equipment related to the manufacturing of products or services provided is included in cost of goods sold or cost of services. The Company confirms that in future filings disclosures will be made to inform readers of this fact.

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Goodwill and Intangible Assets, page 62

5.
Your disclosure indicates that the discounted cash flow approach and the market approach were used to estimate the fair value of each reporting unit using a weighting of 75% and 25%, respectively. Please enhance future disclosures to explain why you believe using these two approaches with the weighting described is an accurate estimate of the fair value.

Response:

The Company acknowledges the Staff’s comment and confirms that in future filings our disclosures will include an explanation as to why using these two approaches with the weighting described is an accurate estimate of fair value. We do advise the Staff that at the date of the annual impairment test the selection of weighting between the two approaches used to estimate the fair value of each reporting unit is not considered a significant assumption as both valuation approaches resulted in the conclusion that each reporting unit’s fair value is in excess of its carrying value.

Revenue Recognition, page 63

6.
Your disclosure indicates that revenue is recognized at a point in time and over time. Please tell us your consideration of ASC 606-10-50-5 and 606-10-55-91f in quantifying revenue for these categories.

Response:

In response to the Staff’s comment, we have reviewed our disclosures related to the disaggregation of revenue as required by ASC 606.  We note that we have disclosed in Note 2 to the financial statements that the majority of revenue is recognized at a point in time.  We have further disaggregated total revenue by providing the amounts of revenue related to sales of goods and sales of services on the face of the income statement as well as the amount of sales related to the Company’s major product lines and geographic areas in Note 21 to the financial statements.  The Company believes that these disclosures of disaggregated revenue are the most meaningful to users of its financial statements in describing the categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.  The Company believes that the information provided in Note 2 to the financial statements about the composition of contract assets and liabilities and remaining performance obligations, as well as the information provided in Note 8 to the financial statements about the changes during the period in contract assets and liabilities also provide important context necessary to enable users of its financial statements to understand how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

7. Intangible Assets, page 70

7.
We note from your disclosure that as a result of the GE Transportation acquisition you recorded $550 million of the purchase price to customer relationships, and the weighted average useful life remaining is 18 years. Please explain to us how you determined the estimated useful life for this intangible asset. Please also tell us and revise future disclosures to clarify whether you are amortizing this asset utilizing the straight-line method or another acceptable method. We note in many instances, customer relationships may dissipate at a more rapid rate in the earlier periods following a company's succession to these relationships, with the rate of attrition declining over time until relatively few customers or contracts remain who persist for an extended period. Under this pattern, a significant amount of cash flows derived from the acquired customer base may be recognized in earlier periods and then fall to a materially reduced level in later years. In this regard, if you are using the straight-line method of amortization, please tell us what consideration was given to using an accelerated method of amortization for purposes of amortizing your customer relationship intangibles to expense, as it appears that this may result in a more systematic allocation of the intangibles cost to the periods benefited. Refer to ASC 350-30-35-3 and 35-6.

Response:

To better explain the determination of estimated useful life for the customer relationships asset, we provide the following supplemental information. Customer relationships that were acquired in conjunction with the acquisition of GE Transportation primarily consist of relationships with Class I railroads from which there have been no significant market entrants or exits for quite some time.  GE Transportation has had relationships with these customers for decades experiencing minimal attrition.  The acquired relationships are strengthened by the installed base of GE Transportation locomotives that was in existence at the acquisition date.  This installed base of locomotives combined with the Company’s engineering knowledge and expertise provides a competitive advantage to provide equipment, spare parts and services to the installed base of locomotives that include maintenance and modifications of existing GE locomotives.  The economic lives of locomotives typically exceed 30 years which leads to an extended period of time to provide equipment, spare parts and services.

When determining an appropriate allocation of amortization expense to the periods of benefit, the Company analyzed the total period over which positive cash flows are forecasted to be realized as a result of the acquired customer relationships and determined this period to be approximately 24 years; however, the cash flow forecast exhibited decay in the final years of the forecast.  Moreover, there is uncertainty around when forecasted cash flows will be realized due to the ability of customers to manage and control when certain locomotive spare part purchases and services will occur combined with the long forecast period which makes it difficult to reliably determine the pattern of economic benefit of the customer relationship asset. Because of these facts and  consistent with ASC 350-30-35-6 a straight-line method of amortization using a shortened estimated useful life was determined to be the most appropriate method of calculating amortization expense.

We acknowledge the Staff’s comment to revise future disclosures to clarify whether we are amortizing this asset utilizing the straight line method or another acceptable method and refer the Staff to Note 7 in our Form 10-K for the year ended December 31, 2019 which states “Other intangibles with definite lives are amortized on a straight-line basis over their estimated economic lives.”

8.
We also note you recorded $1,440 million in backlog as a result of your acquisition of GE Transportation and that the weighted average useful life of the backlog intangible asset is 14 years. Please revise future disclosures and tell us why the backlog asset has such a long useful life considering approximately 25% of backlog at December 31, 2019 is expected to be realized in fiscal 2020. Further, please also disclose whether this asset is being amortized using the straight-line method, and if so, why this is the most appropriate representation of your utilization of the asset.

Response:

We clarify that while approximately 25% of the Company’s total December 31, 2019 backlog was expected to be realized in 2020, a significant portion of the backlog expected to be realized in 2020 consists of contracts unrelated to the acquisition of GE Transportation.

To better explain the determination of estimated useful life for the backlog asset related to the GE Transportation acquisition, we provide the following supplemental information. The GE Transportation backlog asset primarily consists of long-term maintenance service agreements (“MSAs”) that were in-place at the date of acquisition. It is common for MSAs to have a contract term greater than 20 years and positive cash flows are recognized throughout the term of the MSAs. The Company analyzed the total period over which positive cash flows are forecasted to be realized from the acquired MSAs and determined this period to be approximately 26 years; however, the cash flow forecast exhibited decay in the final years of the forecast due to contracts currently in backlog expiring. Additionally, although the backlog asset represents signed contracts there still remains timing uncertainty of the forecasted cash flows due to the customers’ utilization of locomotives which impacts the timing of maintenance and cash flows under the MSAs.  Given this uncertainty we determined that the pattern of consumption was not able to be reliably determined.  Therefore, in accordance with ASC 350-30-35-6 the Company concluded that a straight-line method of amortization using a shortened estimated useful life was an appropriate method of calculating amortization expense. A summary of these facts in determining the useful life of the backlog asset will be disclosed in future filings.

We acknowledge the Staff’s comment to revise future disclosures to clarify whether we are amortizing this asset utilizing the straight line method or another acceptable method and refer the Staff to Note 7 in our Form 10-K for the year ended December 31, 2019 which states “Other intangibles with definite lives are amortized on a straight-line basis over their estimated economic lives.”

21. Segment Information, page 92

9.
Other international sales in the geographical breakdown represents nearly 20% of total sales. In future filings please break down other international sales into more meaningful information. For example, consider providing subtotals of geographic information by groups of countries. If the information cannot be subdivided, please explain why. We refer you to ASC 280-10-50-41 and 280-10-55-24.

Response:

The Company acknowledges the Staff’s comment and confirms that in future filings we will break down other international sales into subtotals of geographic information by groups of countries to enhance international sales disclosures.

  In connection with responding to the SEC’s comments, we acknowledge that:

a)	Westinghouse Air Brake Technologies Corporation is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC:

b)	SEC staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing: and

c)	The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

 If you have any further questions or comments, please contact the undersigned at (412) 825-1638.

Sincerely,

Westinghouse Air Brake
Technologies Corporation

/s/Patrick D. Dugan
Patrick D. Dugan
Executive Vice President
and Chief Financial Officer